August 31, 2009

Jonathan Wiggins

United States

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:  Woodstock Financial Group, Inc.

Dear Mr. Wiggins:

The Woodstock Financial Group, Inc. (WFG) 8K filed on August 26, 2009 did not correctly reflect the filed WFG 2007 10KSB.  WFG had no deficiencies and specifically no deficiencies in relation to the Internal Controls over Financial Reporting.  A draft of an 8K was inadvertently submitted for edgarizing.  During the various stages of proofing the erroneous statement was not detected.  An 8-K/A was submitted on 08/31/2009.

In response to SEC comments, WFG acknowledges that WFG staff is responsible for the adequacy and accuracy of any disclosures or filings.  It is also acknowledged that a change to a disclosure in response to SEC staff comments does not foreclose the Commission from taking any action with respect to the filing; and WFG acknowledges that it may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find to follow a copy of the amended 8K as well as an acknowledgement letter from the former accountant.

Should you need additional information, please do not hesitate to contact me at 770-516-6996 extension 3401 or via facsimile at 1-877-431-5732.

Sincerely,

/s/Melissa L. Whitley

Melissa L. Whitley

CFO

117 Towne Lake Parkway Suite 200 • Woodstock GA 30188 • 800.478.2602 • 770.516.6996. •Fax 877.431.5727 •

Member FINRA • SIPC • A Registered Investment Adviser • www.woodstockfg.com